Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Miami, Florida 33133

October 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Scott Stringer

Joel Parker

RE:	Watsco, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 23, 2024

File No. 001-05581

Dear Mr. Stringer and Mr. Parker,

On behalf of Watsco, Inc., a Florida corporation (the “Company”), we respectfully submit this letter in response to the comment letter, dated October 15, 2024 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Form 10-K for the fiscal year ended December 31, 2023.

For ease of reference, we have reproduced the text of the Staff’s comments in bold italicized face, followed by the Company’s responses. In the responses below, references to “we,” “our,” and “us” refer to the Company.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Statements of Cash Flows, page F-11

1.	Please revise to present borrowings and repayments of your prior and current revolving credit agreements on a gross basis. Refer to ASC 230-10-45-26.

Company’s Response:

We acknowledge the Staff’s comment and inform the Staff that we have consistently reported borrowings and repayments under our revolving credit agreement on a net basis in our consolidated statements of cash flows. The Company considered the guidance provided in ASC 230-10-45, paragraphs 7 through 9, in determining whether to present borrowings and repayments on a net basis for all years reported. ASC 230-10-45-8 provides that only net changes in assets and liabilities for which the turnover is quick, the amounts are large, and the maturities are short, need to be reported. We have met the criteria to qualify for net reporting as our borrowings are primarily daily (and remain outstanding no longer than 90 days), involve large amounts, and have short maturities. ASC 230-10-45-9 states that if the original maturity of the liability is three months or less, cash receipts and payments for debt can qualify for net reporting.

This presentation aligns with our operations and is consistent with the terms and conditions of how we operate our revolving credit agreement, which primarily involves daily swingline borrowings and repayments for working capital needs due to the seasonal nature of our operating cash flows. While our revolving credit agreement has a five-year term that matures March 16, 2028, we have control over the maturity date of any individual borrowing, provided it is earlier than the facility’s expiration. These individual borrowings can have maturities of 90 days or less, with the ability to prepay at any time. We have consistently had the intent and ability to repay these borrowings and intend to continue doing so. Therefore, we view the maturity of these borrowings as short term in nature. We believe that net presentation provides clearer and more relevant information for investors.

We believe that presentation on a net basis is appropriate and most helpful to investors and is in accordance with ASC 230-10-45-26. We will continue to monitor the nature of our borrowings under our revolving credit agreement and present borrowings and repayments on a gross basis in the future if changes warrant doing so.

Notes to Consolidated Financial Statements

6. Supplier Concentration, page F-20

2.	Please explain what pricing claim advances represent and why accounting for them as a reduction in inventory is appropriate.

Company’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that pricing claim advances represent price adjustments received from certain suppliers for products that are still on hand in inventory. They arise from our arrangements with these suppliers, pursuant to which these suppliers invoice us, and we pay, based on a list price rather than on our net buy cost for specific inventory. Because our average holding period for inventory is approximately 90 days, the suppliers provide the differential through a pricing claim advance. Absent these price adjustments, our inventory would be overstated at list price. We record the pricing claim advances as a contra-asset to inventory to properly state inventory at our net buy cost. The economics related to the advances are jointly evaluated and determined at regular intervals and adjustments are made to the amount of advances if needed.

9. Income Taxes, page F-22

3.	Please disclose the domestic and foreign components of your income before income tax expense. Refer to Rule 4-08(h)(1) of Regulation S-X.

Company’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in all applicable future filings we will disclose the domestic and foreign components of our income before income tax expense in accordance with Rule 4-08(h)(1) of Regulation S-X.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (305) 714-4115.

Sincerely,

Watsco, Inc.

By:	/s/ Ana M. Menendez
Ana M. Menendez
Chief Financial Officer

cc:	Drew M. Altman, Esq., Greenberg Traurig, P.A.